Unaudited Condensed Interim

Consolidated Financial Statements

For the three and nine months

ended

September 30, 2023

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		September 30,	December 31,
		2023	2022
	Notes	$	$

Assets

Current assets

Cash	3	70,754	90,548
Short-term investments		6,509	-
Amounts receivable		7,315	11,700
Other assets		4,047	2,546
		88,625	104,794

Non-current assets

Investments in associates	4	314,633	319,763
Other investments	5	99,454	73,504
Royalty, stream and other interests	6	1,553,282	1,378,253
Goodwill		111,204	111,204
Other assets		8,920	8,783
		2,176,118	1,996,301

Liabilities

Current liabilities

Accounts payable and accrued liabilities		7,557	6,825
Dividends payable	8	11,108	10,121
Lease liabilities		1,141	921
		19,806	17,867

Non-current liabilities

Lease liabilities		7,127	6,701
Long-term debt	7	315,390	147,950
Deferred income taxes		96,235	86,572
		438,558	259,090

Equity

Share capital	8	2,094,048	2,076,070
Contributed surplus		78,661	77,295
Accumulated other comprehensive income		43,658	47,435
Deficit		(478,807)	(463,589)
		1,737,560	1,737,211
		2,176,118	1,996,301

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
2

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended September 30,		Nine months ended September 30,
		2023	2022	2023	2022
	Notes	$	$	$	$
			(Note 2)		(Note 2)

Revenues	10	62,069	53,661	182,156	155,895

Cost of sales	10	(4,337)	(4,407)	(12,638)	(11,344)
Depletion	10	(16,894)	(14,161)	(43,356)	(37,310)
Gross profit		40,838	35,093	126,162	107,241

Other operating expenses
General and administrative	15	(11,697)	(5,186)	(25,214)	(14,962)
Business development		(1,337)	(1,203)	(4,130)	(3,884)
Impairment of royalty and stream interests	6	(17,490)	-	(24,119)	-
Operating income		10,314	28,704	72,699	88,395
Interest income		1,115	3,054	5,348	6,020
Finance costs		(6,086)	(5,480)	(12,401)	(16,949)
Foreign exchange (loss) gain		(3,390)	14,482	(3,543)	23,011
Share of (loss) income of associates		(4,754)	(1,143)	8,268	383
Other losses, net	10	(19,862)	(1,034)	(41,962)	(13,352)
(Loss) earnings before income taxes		(22,663)	38,583	28,409	87,508
Income tax recovery (expense)		2,664	(10,569)	(9,599)	(24,631)
Net (loss) earnings from continuing operations		(19,999)	28,014	18,810	62,877
Net loss from discontinued operations	2	-	(244,655)	-	(268,475)
Net (loss) earnings		(19,999)	(216,641)	18,810	(205,598)

Net (loss) earnings attributable to:
Osisko Gold Royalties Ltd's shareholders		(19,999)	(158,647)	18,810	(141,162)
Non-controlling interests		-	(57,994)	-	(64,436)

Net (loss) earnings per share from continuing operations attributable to Osisko Gold Royalties Ltd's shareholders	11
Basic and diluted		(0.11)	0.15	0.10	0.35

Net (loss) earnings per share attributable to Osisko Gold Royalties Ltd's shareholders	11
Basic and diluted		(0.11)	(0.86)	0.10	(0.79)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
3

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Income (Loss) For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
		(Note 2)		(Note 2)

Net (loss) earnings	(19,999)	(216,641)	18,810	(205,598)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income (loss)

Changes in fair value of financial assets at fair value through comprehensive income	5,230	(11,256)	3,986	(42,533)
Income tax effect	(1,198)	801	(1,523)	4,324
Share of other comprehensive loss of associates	(1,419)	(1,368)	(2,758)	(1,368)

Items that may be reclassified to the consolidated statement of income (loss)

Cumulative translation adjustments	15,797	45,341	1,775	56,527

Deemed disposal of an investment in an associate
Reclassification to the statements of income (loss) of the other comprehensive income, net of income tax	-	-	-	(294)

Share of other comprehensive loss of associates	(3,605)	-	(5,266)	-

Other comprehensive income (loss)	14,805	33,518	(3,786)	16,656

Comprehensive (loss) income	(5,194)	(183,123)	15,024	(188,942)

Comprehensive (loss) income attributable to Osisko Gold Royalties Ltd's shareholders:
From continuing operations	(5,194)	(131,190)	15,024	(129,883)
From discontinued operations	-	(51,933)	-	(59,059)

Comprehensive (loss) income attributable to:
Osisko Gold Royalties Ltd's shareholders	(5,194)	55,471	15,024	74,156
Non-controlling interests	-	(186,661)	-	(204,039)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
4

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022
		$	$	$	$
			(Note 2)		(Note 2)
Operating activities
Net (loss) earnings from continuing operations		(19,999)	28,014	18,810	62,877
Adjustments for:
Share-based compensation		3,967	2,052	9,124	5,010
Depletion and amortization		17,223	14,423	44,248	38,108
Impairment of royalty and stream interests	6	17,490	-	24,119	-
Expected credit loss and write-off of other investments	10	17,349	276	37,480	1,180
Finance costs		122	1,831	369	5,333
Share of loss (income) of associates		4,754	1,143	(8,268)	(383)
Change in fair value of financial assets at fair value through profit and loss		2,513	758	6,267	15,824
Net gain on dilution of investments		-	-	(4,842)	(3,604)
Loss on the deemed disposal of an associate	4	-	-	3,057	-
Foreign exchange loss (gain)		3,399	(14,260)	3,424	(22,729)
Deferred income tax (recovery) expense		(3,146)	9,888	7,584	23,261
Other		108	26	344	36
Net cash flows provided by operating activities before changes in non-cash working capital items		43,780	44,151	141,716	124,913
Changes in non-cash working capital items	12	(316)	6,916	(5,410)	1,626
Net operating cash flows provided by continuing operations		43,464	51,067	136,306	126,539
Net operating cash flows used by discontinued operations		-	(13,030)	-	(65,116)
Net cash flows provided by operating activities		43,464	38,037	136,306	61,423

Investing activities
Acquisitions of short-term investments		(2,676)	-	(6,473)	-
Acquisitions of investments		-	(1,494)	(53,279)	(8,174)
Proceeds on disposal of investments		5,022	-	5,028	2,960
Acquisitions of royalty and stream interests	6	(26,768)	(23,073)	(239,530)	(32,363)
Cash outflow from deconsolidation of Osisko Development	2	-	(133,138)	-	(133,138)
Other		(37)	(15)	(43)	(18)
Net investing cash flows used by continuing operations		(24,459)	(157,720)	(294,297)	(170,733)
Net investing cash flows used by discontinued operations		-	(20,539)	-	(114,984)
Net cash flows used in investing activities		(24,459)	(178,259)	(294,297)	(285,717)

Financing activities
Bought deal equity financing		-	-	-	311,962
Share issue costs		-	-	-	(13,941)
Increase in long-term debt, net of discount on banker's acceptances		19,802	-	206,711	-
Repayment of long-term debt, net of discount on banker's acceptances		(28,151)	-	(41,614)	(113,120)
Exercise of share options and shares issued under the share purchase plan		57	123	10,619	1,057
Normal course issuer bid purchase of common shares		-	(16,451)	-	(21,330)
Dividends paid		(10,321)	(9,770)	(29,366)	(28,248)
Withholding taxes on settlement of restricted and deferred share units		-	-	(4,349)	(2,224)
Other		(265)	(776)	(711)	(1,207)
Net financing cash flows (used) provided by continuing operations		(18,878)	(26,874)	141,290	132,949
Net financing cash flows (used) provided by discontinued operations		-	(1,529)	-	245,833
Net cash flows (used) provided by financing activities		(18,878)	(28,403)	141,290	378,782

Increase (decrease) in cash before effects of exchange rate changes on cash		127	(168,625)	(16,701)	154,488
Effects of exchange rate changes on cash
Continuing operations		594	15,529	(3,093)	23,837
Discontinued operations		-	4,355	-	6,519
Increase (decrease) in cash		721	(148,741)	(19,794)	184,844
Cash - beginning of period		70,033	449,283	90,548	115,698
Cash - end of period	3	70,754	300,542	70,754	300,542

Additional information on the consolidated statements of cash flows is presented in Note 12.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
5

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the nine months ended September 30, 2023 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Number of			Accumulated
	common			other
	shares	Share	Contributed	comprehensive
	outstanding	capital	surplus	income (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2023	184,037,728	2,076,070	77,295	47,435	(463,589)	1,737,211

Net earnings	-	-	-	-	18,810	18,810
Other comprehensive loss	-	-	-	(3,786)	-	(3,786)
Comprehensive (loss) income	-	-	-	(3,786)	18,810	15,024

Dividends declared	-	-	-	-	(32,371)	(32,371)
Shares issued - Dividends reinvestment plan	104,059	2,019	-	-	-	2,019
Shares issued - Employee share purchase plan	13,151	248	-	-	-	248
Share options - Share-based compensation	-	-	3,720	-	-	3,720
Share options exercised	777,935	13,099	(2,638)	-	-	10,461
Restricted share units to be settled in common shares:
Share-based compensation	-	-	4,469	-	-	4,469
Settlement	166,161	2,245	(4,534)	-	(1,643)	(3,932)
Income tax impact	-	-	(144)	-	-	(144)
Deferred share units to be settled in common shares:
Share-based compensation	-	-	938	-	-	938
Settlement	25,926	367	(377)	-	(5)	(15)
Income tax impact	-	-	(68)	-	-	(68)
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	9	(9)	-
Balance - September 30, 2023	185,124,960	2,094,048	78,661	43,658	(478,807)	1,737,560

(i) As at September 30, 2023, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statements of income (loss) amounting to ($10.0) million and items that may be recycled to the consolidated statements of income (loss) amounting to $53.7 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
6

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the nine months ended September 30, 2023 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Equity attributed to Osisko Gold Royalties Ltd's shareholders
	Number of				Equity	Accumulated
	common				component of	other			Non-
	shares	Share		Contributed	convertible	comprehensive			controlling
	outstanding	capital	Warrants	surplus	debentures	income(i)	Deficit	Total	interests	Total
		$	$	$	$	$	$	$	$	$
Balance - January 1, 2022	166,493,597	1,783,689	18,072	42,525	14,510	58,851	(283,042)	1,634,605	145,456	1,780,061

Net loss	-	-	-	-	-	-	(141,162)	(141,162)	(64,436)	(205,598)
Other comprehensive income	-	-	-	-	-	11,279	-	11,279	5,377	16,656
Comprehensive income (loss)	-	-	-	-	-	11,279	(141,162)	(129,883)	(59,059)	(188,942)

Bought deal financing	18,600,000	311,962	-	-	-	-	-	311,962	-	311,962
Share issue costs, net of income taxes of $3.7 million	-	(10,247)	-	-	-	-	-	(10,247)	-	(10,247)
Net investments from minority shareholders	-	-	-	-	-	-	-	-	210,361	210,361
Acquisition of Tintic by Osisko Development	-	-	-	-	-	-	-	-	109,656	109,656
Effect of changes in ownership of a subsidiary on non-controlling interest	-	-	-	-	-	-	(32,184)	(32,184)	32,184	-
Dividends declared	-	-	-	-	-	-	(30,453)	(30,453)	-	(30,453)
Shares issued - Dividends reinvestment plan	86,806	1,252	-	-	-	-	-	1,252	-	1,252
Shares issued - Employee share purchase plan	15,289	230	-	-	-	-	-	230	-	230
Share options - Share-based compensation	-	-	-	2,051	-	-	-	2,051	2,487	4,538
Share options exercised	63,936	1,148	-	(237)	-	-	-	911	-	911
Restricted share units to be settled in common shares:
Share-based compensation	-	-	-	2,361	-	-	-	2,361	1,383	3,744
Settlement	135,789	1,523	-	(3,084)	-	-	(227)	(1,788)	270	(1,518)
Income tax impact	-	-	-	(179)	-	-	-	(179)	-	(179)
Deferred share units to be settled in common shares:
Share-based compensation	-	-	-	744	-	-	-	744	462	1,206
Settlement	29,975	395	-	(407)	-	-	-	(12)	95	83
Income tax impact	-	-	-	(149)	-	-	-	(149)	-	(149)
Normal course issuer bid purchase of common shares	(1,636,158)	(18,252)	-	-	-	-	(3,078)	(21,330)	-	(21,330)
Warrants expired unexercised	-	-	(18,072)	18,072	-	-	-	-	-	-
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	-	-	(14,604)	14,604	-	-	-
Deconsolidation of Osisko Development	-	-	-	-	-	(515)	-	(515)	(443,295)	(443,810)
Balance - September 30, 2022	183,789,234	2,071,700	-	61,697	14,510	55,011	(475,542)	1,727,376	-	1,727,376

(i)  As at September 30, 2022, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of income (loss) amounting to ($8.8) million and items that may be recycled to the consolidated statement of income (loss) amounting to $63.8 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
7

Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") are engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. Osisko is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange and the New York Stock Exchange, and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's main asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2022 and 2021, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company's current or future reporting periods and are therefore not discussed herein.

On September 30, 2022, Osisko ceased to consolidate Osisko Development Corp. ("Osisko Development") as management determined that Osisko was no longer in a position of control over Osisko Development. Immediately after, management determined it was able to exert significant influence on Osisko Development and subsequently accounted for its investment as an associate under the equity method. On September 30, 2022, the Company derecognized the assets and liabilities of Osisko Development from its consolidated balance sheet and recorded its interest in Osisko Development at fair value as an investment in an associate at $207.0 million. The activities of Osisko Development represented one of two distinct business segments of the Company, namely the exploration, evaluation and development of mining projects segment. This segment was deemed to have been disposed of on September 30, 2022 and its results of operations and cash flows have been reclassified as discontinued operations. Refer to the annual consolidated financial statements of Osisko for the years ended December 31, 2022 and 2021 for more details.

3. Cash

As at September 30, 2023 and December 31, 2022, the cash balances were as follows:

	September 30,	December 31,
	2023	2022
	$	$

Cash held in Canadian dollars	24,991	24,192
Cash held in U.S. dollars (US$33,848; US$48,993)	45,763	66,356
Total cash	70,754	90,548

8

Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

4. Investments in associates

Nine months ended		Year ended
	September 30, 2023	December 31, 2022
	$	$

Balance - Beginning of period	319,763	125,354
Acquisitions	271	2,361
Share of income (loss), net (i)	8,268	(2,438)
Share of other comprehensive loss	(8,024)	(1,368)
Net gain on ownership dilution	4,842	3,604
(Loss) gain on deemed disposal (ii)	(3,057)	11,854
Transfers to other investments (Note 5)	(7,159)	(15,343)
Impairments	(271)	(2,361)
Investments in associates held by Osisko Development and deconsolidated on September 30, 2022 (Note 2)	-	(8,900)
Reclassification of interest held by the Company in Osisko Development (Note 2)	-	207,000
Balance - End of period	314,633	319,763

(i) The net share of income or loss is adjusted to the extent that management is aware of material events that affect the associates' net income or loss during the period.

(ii) In 2023, the loss on deemed disposal is related to an investment in an associate that was transferred to other investments as the Company has considered that it has lost its significant influence over the investee.

5. Other investments

Nine months ended		Year ended
	September 30, 2023	December 31, 2022
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - Beginning of period	24,217	47,981
Acquisitions	-	4,438
Disposal	(5,000)	-
Exercise of warrants	-	(80)
Interest capitalized (i)	2,888	-
Change in fair value (i)	(6,267)	(17,236)
Acquisition of Tintic by Osisko Development (Note 2)	-	(10,827)
Foreign exchange revaluation impact	-	50
Investments held by Osisko Development and deconsolidated on September 30, 2022 (Note 2)	-	(109)
Balance - End of period	15,838	24,217

Subtotal reported to next page	15,838	24,217

(i) In January 2023, a convertible secured senior note of $17.6 million with Falco Resources Ltd. was amended. The accrued interest receivable of $2.9 million was capitalized to the capital of the note, the interest rate was increased from 7% to 8% per annum, the conversion price of the note was reduced from $0.55 to $0.50 per common share and the maturity date of the note was extended to December 31, 2024. In addition, the Company has the ability to apply the loan or a portion of the loan against future stream payments due to the operator when certain triggering events will be met. During the nine months ended September 30, 2023, the Company recognized a reduction in the fair value of the convertible secured senior note of $4.8 million.

9

Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

5. Other investments (continued)

Nine months ended		Year ended
	September 30, 2023	December 31, 2022
	$	$

Subtotal from previous page	15,838	24,217

Fair value through other comprehensive income (common shares)
Balance - Beginning of period	18,337	94,231
Acquisitions (Note 6)	53,008	5,260
Transfer from associates (Note 4)	7,159	15,343
Change in fair value	3,986	(43,486)
Disposals	(28)	(21,634)
Foreign exchange revaluation impact	1,154	-
Investments held by Osisko Development deconsolidated on September 30, 2022 (Note 2)	-	(31,377)
Balance - End of period	83,616	18,337

Amortized cost (notes)
Balance - Beginning of period	30,950	26,798
Acquisitions	-	5,175
Repayments	-	(2,960)
Allowance for expected credit loss and write-offs (i)	(30,615)	-
Foreign exchange revaluation impact	(335)	1,937
Balance - End of period	-	30,950
Total	99,454	73,504

Other investments comprise common shares, warrants and convertible instruments, mostly from companies publicly traded in Canada and in the United States of America, as well as loans receivable (notes) from associates (private companies).

(i) On June 30, 2023, the Company determined that the credit risk related to its loans to Stornoway Diamonds (Canada) Inc. ("Stornoway"), the operator of the Renard diamonds mine, had increased significantly since initial recognition. As a result, the Company recorded an allowance for expected credit loss of $13.3 million (US$10.0 million) against the loans receivable ($11.5 million, net of income taxes) and $6.6 million (US$5.0 million) related to accrued interest against the amounts receivable for an aggregate expected credit loss of $19.9 million (US$15.0 million). The lifetime expected credit loss was estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate. Cash flows expected to be received were based on the expected capacity of the borrower to repay the financial instrument, which was highly dependent on a number of factors and assumptions, including: forecast diamond prices, production levels, operating costs, internal capital investments required to maintain the operations and other factors related to mining operations.

On October 27, 2023, Stornoway announced it was temporarily suspending operations at its Renard mine and placing itself under the protection of the Companies' Creditors Arrangement Act ("CCAA"). The growing uncertainty of the diamond price in the short and medium term, coupled with the significant and sudden drop in the price of the resource on the world market, have had a major impact on Stornoway's long-term financial situation. This was in part due to the halt in the import of rough diamonds by India and by the global geopolitical climate. As a result, the Company considered the loans to be credit-impaired and, with no reasonable expectation of any material cash flow recovery, wrote-off $17.3 million (US$12.8 million) on September 30, 2023 to fully provision its loans.

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Company compares the risk of default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportive, including forward-looking information that is available without undue cost of effort. The loss allowances for financial assets are based on assumptions about the risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the allowance for expected credit loss calculation, based on the Company's past history and existing market conditions, as well as forward-looking estimates at the end of each reporting period. Changes in the judgements used in determining the risk of default and the expected loss rates could materially impact the allowance or the write-off.

10

Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

6. Royalty, stream and other interests

		Nine months ended September 30, 2023
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	879,075	484,590	14,588	1,378,253
Additions	27,072	212,458	-	239,530
Depletion	(18,430)	(24,926)	-	(43,356)
Impairment	(9,000)	(15,119)	-	(24,119)
Currency conversion adjustments	(251)	3,251	(26)	2,974
Balance - September 30	878,466	660,254	14,562	1,553,282

Producing
Cost	644,224	782,228	-	1,426,452
Accumulated depletion and impairment	(444,020)	(278,755)	-	(722,775)
Net book value - September 30	200,204	503,473	-	703,677

Development
Cost	366,458	211,441	33,186	611,085
Accumulated depletion and impairment	(816)	(55,336)	(28,179)	(84,331)
Net book value - September 30	365,642	156,105	5,007	526,754

Exploration and evaluation
Cost	322,721	676	9,555	332,952
Accumulated depletion and impairment	(10,101)	-	-	(10,101)
Net book value - September 30	312,620	676	9,555	322,851
Total net book value - September 30	878,466	660,254	14,562	1,553,282

Main acquisitions

Silver stream - CSA mine

In June 2023, Osisko Bermuda Limited ("Osisko Bermuda"), a wholly-owned subsidiary of the Company, closed the previously announced silver purchase agreement (the "CSA Silver Stream") with Metals Acquisition Limited ("Metals Acquisition") concurrently with the closing of the acquisition by Metals Acquisition of the producing CSA mine in New South Wales, Australia ("CSA") from a subsidiary of Glencore plc (the "CSA Acquisition Transaction"). The closing date of the CSA Acquisition Transaction and the Silver Stream was June 15, 2023 (the "Closing Date").

Pursuant to the CSA Silver Stream, Osisko Bermuda paid an upfront cash deposit to Metals Acquisition of US$75.0 million ($99.4 million) (the "Silver Deposit"). Osisko Bermuda will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA for the life of the mine and will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. The CSA Silver Stream was effective as of February 1, 2023. Metals Acquisition and certain of its subsidiaries, including the operating subsidiary following closing of the CSA Acquisition Transaction, provided Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Silver Stream.

11

Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

6. Royalty, stream and other interests (continued)

Main acquisitions (continued)

Silver stream - CSA mine (continued)

Metals Acquisition has granted Osisko Bermuda a right of first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by Metals Acquisition or an affiliate between the closing date and the later of the seventh anniversary of the Closing Date or the date on which Osisko Bermuda or any affiliate ceases to hold or control more than 5% of the issued and outstanding common shares of Metals Acquisition.

In conjunction with the CSA Silver Stream, Osisko Bermuda subscribed for US$15.0 million ($19.9 million) in equity of Metals Acquisition as part of its concurrent equity financing.

Copper stream - CSA mine

In June 2023, Osisko Bermuda closed the previously announced copper purchase agreement (the "CSA Copper Stream") with Metals Acquisition concurrently with the closing of the CSA Acquisition Transaction. Deliveries under the CSA Copper Stream will commence on June 15, 2024.

Pursuant to the CSA Copper Stream, Osisko Bermuda paid an upfront cash deposit to Metals Acquisition of US$75.0 million ($99.4 million). Osisko Bermuda will be entitled to receive refined copper equal to 3.0% of payable copper produced from CSA until the 5th anniversary of the Closing Date (the "First Threshold Stream"), then 4.875% of payable copper produced from CSA until 33,000 metric tonnes have been delivered in aggregate (the "Second Threshold Stream"), and thereafter 2.25% of payable copper produced from CSA for the remaining life of the mine. Osisko Bermuda will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery. On the 5th anniversary of the Closing Date, Metals Acquisition will have the option to exercise certain buy-down rights by paying a one-time cash payment to Osisko Bermuda. Metals Acquisition and certain of its subsidiaries, including the operating subsidiary following closing of the CSA Acquisition Transaction, provided Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Copper Stream.

In conjunction with the CSA Copper Stream, Osisko Bermuda subscribed for US$25.0 million ($33.1 million) in equity of Metals Acquisition as part of its concurrent equity financing.

Gibraltar silver stream amendments

In June 2023, Osisko completed certain amendments to its 75% silver stream (the "Gibraltar Silver Stream") with respect to the Gibraltar copper mine ("Gibraltar"), located in Canada, which is operated by a wholly-owned subsidiary of Taseko Mines Limited ("Taseko"). On March 15, 2023, Taseko announced the completion of its acquisition of an additional 12.5% interest in Gibraltar from Sojitz Corporation giving Taseko an effective 87.5% interest. Osisko and Taseko have amended the Gibraltar Silver Stream to increase Osisko's effective stream percentage by 12.5% to 87.5%. Further to this, Osisko and Taseko have also extended the step-down silver delivery threshold to coincide with Taseko's recently updated mineral reserve estimate for Gibraltar. Osisko paid a total consideration of US$10.25 million ($13.6 million) to Taseko, and committed to help support ongoing Environmental, Social and Governance initiatives at Gibraltar with $50,000 per year for the following three years.

Copper and gold NSR royalty - Costa Fuego copper-gold project

In July 2023, Osisko closed the acquisition of a 1.0% copper NSR royalty and a 3.0% gold NSR royalty from Hot Chili Limited ("Hot Chili") covering the Costa Fuego copper-gold project in Chile, for a total cash consideration of US$15.0 million ($19.9 million) Osisko has granted Hot Chili an option to buy-down a portion of the royalty, which can only occur upon a change of control and which is exercisable until the fourth anniversary of the transaction close. The buydown option reduces the copper and gold royalties by 0.5% respectively (resulting in a 0.5% copper NSR royalty and 2.5% gold NSR royalty), in exchange for payment in an amount equal to 130%, 140%, or 150% of the up-front price paid by Osisko if exercised before the 2nd, 3rd or 4th anniversary of the transaction close. Hot Chili has granted Osisko a corporate right of first offer on all future potential royalty and streaming opportunities, as well as certain other rights on proposed future royalty financings.

12

Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

6. Royalty, stream and other interests (continued)

Main impairments

Renard diamonds stream - Stornoway Diamond (Canada) Inc.

On October 27, 2023, Stornoway announced it was temporarily suspending operations at its Renard mine and placing itself under the protection of the CCAA. The growing uncertainty of the diamond price in the short and medium term, coupled with the significant and sudden drop in the price of the resource on the world market, have had a major impact on Stornoway's long-term financial situation. This was in part due to the halt in the import of rough diamonds by India and by the global geopolitical climate. These elements were considered indicators of impairment, among other facts and circumstances, and, accordingly, management performed an impairment assessment as at September 30, 2023. The impairment assessment resulted in an impairment charge of $15.1 million ($11.1 million, net of income taxes) on the Renard diamond stream.

As at September 30, 2023, the Renard diamond stream was written down to its estimated recoverable amount, being a nominal value, which was determined by the estimated net proceeds to be received from the sales of diamonds held in inventory at the date Stornoway suspended its activities. The main valuation inputs used were the expected diamond prices per carat to be realized and probabilities allocated to each expected sale to be realized. No discount rate was applied considering that the diamonds are expected to be sold within a relatively short period of time.

		Year ended December 31, 2022
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	703,113	438,032	13,656	1,154,801
Acquisitions	123,359	850	-	124,209
Depletion	(27,362)	(23,993)	-	(51,355)
Impairment	(1,818)	-	-	(1,818)
Currency conversion adjustments	8,282	21,149	932	30,363
Recognition of royalty and stream interests following the deconsolidation of Osisko Development (Note 2)	73,501	48,552	-	122,053
Balance - December 31	879,075	484,590	14,588	1,378,253

Producing
Cost	634,058	566,348	-	1,200,406
Accumulated depletion and impairment	(423,634)	(238,938)	-	(662,572)
Net book value - December 31	210,424	327,410	-	537,834

Development
Cost	367,845	211,755	33,245	612,845
Accumulated depletion and impairment	(753)	(55,252)	(28,229)	(84,234)
Net book value - December 31	367,092	156,503	5,016	528,611

Exploration and evaluation
Cost	304,685	677	9,572	314,934
Accumulated depletion and impairment	(3,126)	-	-	(3,126)
Net book value - December 31	301,559	677	9,572	311,808
Total net book value - December 31	879,075	484,590	14,588	1,378,253

13

Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

7. Long-term debt

The summary of the long-term debt is as follows:

	September 30,	December 31,
	2023	2022
	$	$

Revolving credit facility	316,040	150,000
Unamortized discount on banker's acceptances	(650)	(2,050)
Long-term debt, net of discount on banker's acceptances	315,390	147,950
Current portion	-	-
Non-current portion	315,390	147,950
	315,390	147,950

Revolving credit facility

A total amount of $550.0 million is available under the revolving credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million.

The Facility has a maturity date of September 29, 2026. The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or secured overnight financing rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. In March 2023, the Company repaid an amount of $15.0 million on the Facility. In June 2023, the Company drew US$140.0 million ($186.9 million) under the Facility to finance acquisitions of stream interests, including the acquisition of the CSA Silver Stream and CSA Copper Stream (Note 6). In July 2023, the Company drew US$15.0 million ($19.8 million) under the Facility to finance acquisitions of royalty interests, and subsequently repaid an amount of US$10.0 million ($13.2 million) and $15.0 million on the Facility. As at September 30, 2023, the effective interest rate on the drawn balance was 6.8%, including the applicable margin.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at September 30, 2023, all such ratios and requirements were met.

14

Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

8. Share capital

Shares

Authorized

Unlimited number of common shares, without par value

Unlimited number of preferred shares, issuable in series

Issued and fully paid

185,124,960 common shares

Normal Course Issuer Bid

In December 2022, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2022 NCIB program, Osisko may acquire up to 18,293,240 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2022 NCIB program are authorized from December 12, 2022 until December 11, 2023. Daily purchases will be limited to 81,963 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2022, being 327,853 Common Shares.

During the nine months ended September 30, 2023, the Company did not purchase any common shares under the NCIB program (1,636,158 common shares for $21.3 million during the nine months ended September 30, 2022).

Dividends

The following table provides details on the dividends declared for the nine months ended September 30, 2023:

Declaration date	Dividend per share	Record date	Payment date	Dividend payable
	$			$

February 23, 2023	0.055	March 31, 2023	April 14, 2023	10,160,000
May 10, 2023	0.060	June 30, 2023	July 14, 2023	11,103,000
August 9, 2023	0.060	September 29, 2023	October 16, 2023	11,108,000
	0.175			32,371,000

During the three and nine months ended September 30, 2023, the Company issued respectively 41,753 and 104,059 common shares under the DRIP, at a discount rate of 3%.

As at September 30, 2023, the holders of 9.5 million common shares had elected to participate in the DRIP, representing dividends payable of $0.6 million. Therefore, 36,346 common shares were issued on October 16, 2023 at a discount rate of 3%.

15

Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

9. Share-based compensation

Share options

The Company offers a share option plan to its directors, officers, management, employees and consultants.

The following table summarizes information about the movement of the share options outstanding:

	Nine months ended September 30, 2023		Year ended December 31, 2022
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	3,511,922	13.55	3,730,580	14.09
Granted (i)	728,700	18.08	684,100	14.25
Exercised	(777,935)	13.45	(309,749)	13.56
Forfeited / Cancelled	(22,135)	13.67	(35,135)	13.48
Expired	(8,666)	13.50	(557,874)	18.02
Balance - End of period	3,431,886	14.54	3,511,922	13.55
Options exercisable - End of period	1,942,318	13.49	1,916,888	13.40

(i) Options were granted to officers, management and employees.

The weighted average share price when share options were exercised during the nine months ended September 30, 2023 was $19.60 ($16.26 for the year ended December 31, 2022).

The following table summarizes the share options outstanding as at September 30, 2023:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
12.70 - 14.50	2,604,453	13.46	2.3	1,880,385	13.38
15.97 - 21.64	827,433	17.93	4.6	61,933	16.73
	3,431,886	14.54	2.9	1,942,318	13.49

16

Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

9. Share-based compensation (continued)

Share options (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Nine months ended September 30, 2023	Year ended December 31, 2022
Dividend per share	1.5%	1.5%
Expected volatility	41%	41%
Risk-free interest rate	3.8%	2.6%
Expected life	47 months	47 months
Weighted average share price	$18.08	$14.25
Weighted average fair value of options granted	$5.88	$4.38

The expected volatility was estimated using Osisko's historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and nine months ended September 30, 2023, the total share-based compensation related to share options amounted to $1.9 million and $3.7 million, respectively ($0.8 million and $1.9 million during the three and nine months ended September 30, 2022, respectively).

Deferred and restricted share units

The Company offers a DSU plan and a RSU plan, which allow DSU and RSU units to be granted to directors, officers and/or employees as part of their long-term compensation package.

The following table summarizes information about the DSU and RSU units movements:

	Nine months ended September 30, 2023		Year ended December 31, 2022
	DSU (i)	RSU (ii)	DSU (i)	RSU (ii)

Balance - Beginning of period	429,575	852,803	376,203	878,397
Granted	55,345	235,540	78,200	275,520
Reinvested dividends	3,853	7,914	6,018	13,483
Settled	(26,678)	(298,313)	(30,846)	(278,806)
Forfeited	-	-	-	(35,791)

Balance - End of period	462,095	797,944	429,575	852,803

Balance - Vested	406,606	-	350,822	-

(i) Unless otherwise decided by the Board of Directors of the Company, the DSU units vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each non-executive director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU units expected to be settled at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU unit, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities. The DSU units granted in the first nine months of 2023 have a weighted average value of $21.21 per DSU unit (DSU units granted during the first nine months of 2022 having a weighted average value of $14.27 per DSU unit).

17

Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

9. Share-based compensation (continued)

Deferred and restricted share units (continued)

(ii) The RSU units vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures. The value of the payout is determined by multiplying the number of RSU units expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted for the performance-based components, when applicable. On the settlement date, one common share is issued for each RSU units, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by Osisko to the tax authorities. The RSU units granted in the first nine months of 2023 have a weighted average value of $17.87 per RSU unit (RSU units granted during the first nine months of 2022 having a weighted average value of $14.25 per RSU unit).

The total share-based compensation expense related to the DSU and RSU plans for the three and nine months ended September 30, 2023 amounted to $2.1 million and $5.4 million, respectively ($1.3 million and $3.1 million for the three and nine months ended September 30, 2022, respectively).

Based on the closing price of the common shares at September 30, 2023 ($15.95), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested DSU and RSU units to be settled in equity amounts to $3.5 million ($3.1 million as at December 31, 2022) and to $10.7 million based on all DSU and RSU units outstanding ($11.2 million as at December 31, 2022).

10. Additional information on the consolidated statements of income (loss)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Revenues

Royalty interests	37,410	34,456	115,911	104,028
Stream interests	24,659	19,205	66,245	51,867
	62,069	53,661	182,156	155,895

Cost of sales

Royalty interests	193	490	533	772
Stream interests	4,144	3,917	12,105	10,572
	4,337	4,407	12,638	11,344

Depletion

Royalty interests	5,972	7,312	18,430	20,369
Stream interests	10,922	6,849	24,926	16,941
	16,894	14,161	43,356	37,310

18

Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

10. Additional information on the consolidated statements of income (loss) (continued)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Other losses, net

Change in fair value of financial assets at fair value through profit and loss	(2,513)	(758)	(6,267)	(15,824)
Net gain on dilution of investments in associates	-	-	4,842	3,604
Net gain on acquisition of investments (i)	-	-	-	48
Net loss on deemed disposal of an associate (ii)	-	-	(3,057)	-
Expected credit loss and write-off of other investments (iii)	(17,349)	(276)	(37,480)	(1,180)
	(19,862)	(1,034)	(41,962)	(13,352)

(i) Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

(ii) Refer to Note 4.

(iii) Refer to Note 5.

11. Net (loss) earnings per share

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Net (loss) earnings from continuing operations attributable to Osisko Gold Royalties Ltd's shareholders	(19,999)	28,014	18,810	62,877

Net (loss) earnings attributable to Osisko Gold Royalties Ltd's shareholders	(19,999)	(158,647)	18,810	(141,162)

Basic weighted average number of common shares outstanding (in thousands)	185,516	184,839	185,159	179,101
Dilutive effect of share options	-	11	787	201
Diluted weighted average number of common shares (in thousands)	185,516	184,850	185,946	179,302

Net (loss) earnings per share from continuing operations
Basic and diluted	(0.11)	0.15	0.10	0.35

Net (loss) earnings per share
Basic and diluted	(0.11)	(0.86)	0.10	(0.79)

As a result of the net loss for the three months ended September 30, 2023, all potentially dilutive common shares are deemed to be antidilutive for the period and thus diluted net loss per share is equal to the basic net loss per share. For the nine months ended September 30, 2023, 728,700 share options were excluded from the computation of diluted earnings per share as their effect was anti-dilutive. For the three and nine months ended September 30, 2022, 3,428,404 share options and the 13,106,160 common shares underlying the convertible debentures (which were repaid on December 31, 2022) were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

19

Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

12. Additional information on the consolidated statements of cash flows

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Interests received measured using the effective rate method	1,152	1,518	4,376	3,165
Interests paid on long-term debt	6,335	555	11,415	8,286
Income taxes paid	482	681	2,015	1,370

Changes in non-cash working capital items
(Increase) decrease in amounts receivable	(1,810)	2,227	(5,097)	(3,336)
Decrease (increase) in other current assets	563	569	(1,501)	1,342
Increase in accounts payable and accrued liabilities	931	4,120	1,188	3,620
	(316)	6,916	(5,410)	1,626

13. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			September 30, 2023
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible debentures and notes
Publicly traded mining exploration and development companies
Precious metals	-	-	15,700	15,700
Other minerals	51	-	86	137
Financial assets at fair value through other comprehensive income (i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	3,203	-	530	3,733
Other minerals	79,884	-	-	79,884
	83,138	-	16,316	99,454

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

20

Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

13. Fair value of financial instruments (continued)

			December 31, 2022
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible debentures and notes
Publicly traded mining exploration and development companies
Precious metals	-	-	18,026	18,026
Other minerals	844	-	5,347	6,191
Financial assets at fair value through other comprehensive income (i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	6,288	-	3,530	9,818
Other minerals	8,519	-	-	8,519
	15,651	-	26,903	42,554

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

During the nine months ended September 30, 2023, common shares having a fair value of $3.0 million were transferred from Level 3 to Level 1 as these common shares began trading on a recognized stock exchange. During the nine months ended September 30, 2022, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (comprised of common shares, warrants and convertible instruments) for the nine months ended September 30, 2023 and 2022:

	2023	2022
	$	$

Balance - January 1	26,903	34,934
Acquisitions	-	4,438
Warrants exercised	-	(59)
Acquisition of Tintic by Osisko Development (Note 2)	-	(10,827)
Transfer of common shares from level 3 to level 1	(3,000)	-
Disposals	(5,000)	-
Change in fair value - warrants exercised (i)	-	(318)
Change in fair value - warrants expired (i)	(178)	(404)
Change in fair value - investments held at the end of the period (i)	(2,409)	(4,250)
Foreign exchange revaluation impact	-	50
Deconsolidation of Osisko Development (Note 2)	-	(110)
Balance - September 30	16,316	23,454

(i)  Recognized in the consolidated statements of income (loss) under other losses, net.

21

Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

13. Fair value of financial instruments (continued)

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible instruments of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would have resulted in an insignificant variation of the fair value of the warrants and convertible instruments as at September 30, 2023 and December 31, 2022.

Financial instruments not measured at fair value on the consolidated balance sheets

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short-term investments, revenues receivable from royalty, stream and other interests, amounts receivable from associates and other receivables, notes receivable, other financing facilities receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, short-term investments, revenues receivable from royalty, stream and other interests, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The carrying value of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair value of the non-current notes receivable and other financing credit facilities receivable approximate their carrying value as there were no significant changes in economic and risk parameters or assumptions related to the instruments since the issuance, acquisition or renewal of those financial instruments, with the exception of one note receivable for which an allowance was recorded on June 30, 2023 and a write-off on September 30, 2023 (Note 5) as the credit risk related to this note receivable had increased significantly.

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Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

14. Segment disclosure

The Chief Executive Officer (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows from continuing operations are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the nine months ended September 30, 2023 and 2022, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2023

Royalties	114,392	1,111	122	286	-	115,911
Streams	26,249	24,176	7,713	-	8,107	66,245

	140,641	25,287	7,835	286	8,107	182,156

2022

Royalties	100,992	935	61	2,040	-	104,028
Streams	26,986	17,221	892	-	6,768	51,867

	127,978	18,156	953	2,040	6,768	155,895

	(i) 90% of North America's revenues are generated from Canada during the nine months ended September 30, 2023 (92% during the nine months ended September 30, 2022).

For the nine months ended September 30, 2023, three royalty/stream interests generated revenues of $106.8 million ($95.4 million for the nine months ended September 30, 2022), which represented 59% of revenues (61% of revenues for the nine months ended September 30, 2022), including one royalty interest that generated revenues of $63.7 million ($56.6 million for the nine months ended September 30, 2022). For the nine months ended September 30, 2023, revenues generated from precious metals and diamonds represented 89% and 10% of revenues, respectively (85% and 14% of revenues for the nine months ended September 30, 2022).

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Osisko Gold Royalties Ltd Notes to the Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

14. Segment disclosure (continued)

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at September 30, 2023 and December 31, 2022, which is based on the location of the properties related to the royalty, stream or other interests:

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

September 30, 2023

Royalties	646,812	182,871	11,234	22,681	-	14,868	878,466
Streams	214,771	169,128	197,947	-	30,150	48,258	660,254
Offtakes	-	-	9,555	-	5,007	-	14,562

	861,583	351,999	218,736	22,681	35,157	63,126	1,553,282

December 31, 2022

Royalties	664,985	157,552	17,345	24,228	-	14,965	879,075
Streams	225,517	177,853	-	-	30,203	51,017	484,590
Offtakes	-	-	9,572	-	5,016	-	14,588

	890,502	335,405	26,917	24,228	35,219	65,982	1,378,253

	(i) 81% of North America's net interests are located in Canada as at September 30, 2023 (81% as at December 31, 2022).

15. Related party transactions

As at September 30, 2023, notes receivable from associates of $6.5 million are included in short-term investments ($30.9 million as at December 31, 2022, included in other investments).

During the three and nine months ended September 30, 2023, general and administrative expenses include a share-based compensation expense of $1.5 million and a charge of $4.0 million related to severance payments to key management.

Until September 2023, Osisko was acting as a guarantor towards an insurance company that had issued environmental bonds to governmental authorities in the name of Osisko Development valued at approximately $17.9 million. In September 2023, the indemnity agreement between Osisko and the insurance company was terminated and, therefore, Osisko is no longer the guarantor of these environmental bonds.

16. Subsequent events

Acquisition of a royalty - Project Namdini

On October 30, 2023, Osisko announced the acquisition of a NSR royalty covering the Namdini gold project ("Namdini") in Ghana. Osisko has closed the transaction with Savannah Mining Limited ("Savannah"), acquiring a direct interest in 50% of Savannah's 2.0% NSR royalty for total consideration of US$35.0 million (excluding applicable taxes and levies of approximately US$7.7 million). The acquisition was financed by a drawdown on the revolving credit facility of US$35.0 million.

Dividends

On November 8, 2023, the Board of Directors declared a quarterly dividend of $0.06 per common share payable on January 15, 2024 to shareholders of record as of the close of business on December 29, 2023.

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